Exhibit 12.1

Quotient Limited

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our fixed charges and preferred stock dividends for the years ended March 31, 2018, 2017, 2016, 2015 and 2014.

	Year ended March 31,
	2014	2015	2016	2017	2018
	(Expressed in thousands of U.S. Dollars)
Fixed charges
Interest expense:
Interest on debt and finance leases	$612	$1,364	$2,246	$6,117	$10,116
Amortization of deferred funding costs	464	776	855	2,736	4,362
Accrued preference share dividends	—	175	1,050	1,050	1,050
Interest expense	$1,076	$2,315	$4,151	$9,903	$15,528
Interest element of operating leases	685	1,229	1,908	1,951	2,094
Total fixed charges	$1,761	$3,544	$6,059	$11,854	$17,622
Preferred Stock Dividends	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$1,761	$3,544	$6,059	$11,854	$17,622

We have incurred losses in each of the five years concerned and thus our earnings were insufficient to cover the combined fixed charges by $1.8 million in the year ended March 31, 2014, $3.5 million in the year ended March 31, 2015, $6.1 million in the year ended March 31, 2016, $11.9 million in the year ended March 31, 2017, $17.6 million in the year ended March 31, 2018 and $40.8 million in aggregate over the five year period.